UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 14)*



                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    00765G109
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                                 (CUSIP Number)

                                  Mary L. King
                         Xmark Opportunity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT 06877
                                 (203) 588-2808
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       00765G109
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
               Xmark Opportunity Partners, LLC
               20-2052197
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   Not
         (b)   Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  AF, WC
--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    United States

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    Number of                      7. Sole Voting Power:             17,239,803*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        16,239,803*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   17,239,803*

--------------------------------------------------------------------------------
12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         [ x ]*
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13. Percent of Class Represented by Amount in Row (11):   50.6%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IA
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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners", together with Opportunity LP and Opportunity Ltd, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and
investment  power  with  respect  to  all  securities   beneficially   owned  by
Opportunity Partners. Opportunity LP and Opportunity Ltd, together, hold a majority of the membership interests in Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), and, as such, Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

As of August 1, 2008, Opportunity LP held (i) 3,046,707 common shares, $0.01 par value per share (the "Common Shares"), of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, (ii) warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.50 per share,
(iii) a 7% senior convertible note ("Note 1"), in the aggregate principal amount of $75,000, which is convertible into 214,285 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (iv) warrants ("Warrant 1") to purchase up to 150,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. As of August 1, 2008, Opportunity Ltd held (i) 6,489,414 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, (ii) warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.50 per share, (iii) a 7% senior convertible note ("Note 2"), in the aggregate principal amount of $175,000, which is convertible into 500,000 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (iv) warrants ("Warrant 2") to purchase up to 350,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. As of August 1, 2008, JV Partners held (i) 1,023,731 Common Shares of the Company, (ii) warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share, (iii) a 7% senior convertible note ("Note 3", together with Note 1 and Note 2, the "Notes"), in the aggregate principal amount of $250,000, which is convertible into 714,285 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (iv) warrants ("Warrant 3", together with Warrant 1 and Warrant 2, the "Warrants") to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

On August 1, 2008, the Company entered into a Securities Purchase Agreement (the "SPA") with the Funds, pursuant to which, upon the satisfaction of certain conditions, the Funds agreed to purchase for an aggregate purchase price of $1,000,000, on the date of the SPA and at four subsequent monthly closings (the "Additional Closings"), units comprised of 7% senior convertible notes and warrants to purchase Common Shares from the Company, and pursuant to which the Funds were given the option to purchase up to an additional $4,000,000 of units.

On August 1, 2008, the Company sold and issued to the Funds under the SPA an aggregate of 500 units ("Units"), collectively comprised of (i) the Notes in the aggregate principal amount of $500,000, and (ii) the Warrants, which entitle the holders of the Warrants to purchase in the aggregate up to 1,000,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. Each Unit consists of $1,000 in principal amount of 7% senior convertible notes and warrants to purchase up to 2,000 Common Shares of the Company at a purchase price of $1,000 per Unit. The Notes are convertible into Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, or up to approximately 1,428,570 Common Shares of the Company upon the conversion of all $500,000 in principal amount of the Notes. The Notes permit the Company, at its sole option, to pay interest in cash or in Common Shares of the Company. The Notes and the Warrants each contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

Further, pursuant to the SPA, the Company agreed to sell and issue to the Funds over the four-month period following the issuance of the Units, upon the satisfaction of certain conditions, an additional 500 Units in the aggregate (the "Additional Units") at the Additional Closings, comprised of (i) $75,000 in aggregate principal amount of 7% senior convertible notes (collectively, "Note 4"), which is convertible into approximately 214,285 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and warrants (collectively, "Warrant 4") to purchase up to 150,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, to be issued to Opportunity LP, (ii) $175,000 in aggregate principal amount of 7% senior convertible notes (collectively, "Note 5"), which is convertible into 500,000 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and warrants (collectively, "Warrant 5") to purchase up to 350,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, to be issued to Opportunity Ltd, and (iii) $250,000 in aggregate principal amount of 7% senior convertible notes (collectively, "Note 6", together with Note 4 and Note 5, the "Additional Notes") which is convertible into approximately 714,285 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, which conversion price is subject to certain adjustments, and warrants (collectively, "Warrant 6", together with Warrant 4 and Warrant 5, the "Additional Warrants") to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, to be issued to JV Partners. Each Additional Unit consists of $1,000 in principal amount of 7% senior convertible notes and warrants to purchase up to 2,000 Common Shares of the Company at a purchase price of $1,000 per Additional Unit. The Additional Notes each permit the Company, at its sole option, to pay interest in cash or in Common Shares of the Company. The Additional Notes and the Additional Warrants each contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

Additionally, pursuant to the SPA, the Funds (and one or more additional accredited investors) have the option to purchase up to an additional 4,000 units in one or more closings (each, an "Election Closing") at their sole option at any time on or before February 1, 2010. The additional units sold at an Election Closing also would be sold by the Company at a purchase price of $1,000 per unit and would be issued on the same terms as the other units sold pursuant to the SPA, except that the initial conversion price of the 7% senior convertible notes issued in an Election Closing would equal the volume weighted average closing sale price for the Common Shares of the Company for the sixty
(60) consecutive trading day period ending on the trading day immediately preceding such Election Closing, provided that such initial conversion price may not be less than $0.20 per share or greater than $0.75 per share, in each case subject to adjustment pursuant to the terms of the 7% senior convertible notes. The 7% senior convertible notes and warrants to purchase Common Shares of the Company in an Election Closing would contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition could not be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

As of August 1, 2008, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company referenced above. As of August 1, 2008, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of those shares. As of August 1, 2008, Mr. Cavalier held options to purchase 100,000 Common Shares of the Company.

Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q for the period ended June 30, 2008, as filed with the Securities and Exchange Commission on August 4, 2008, there were 31,952,749 Common Shares of the Company issued and outstanding as of July 31, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 17,239,803 Common Shares of the Company, or 50.6% of the Common Shares of the Company deemed issued and outstanding as of August 1, 2008.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This Item 3 is hereby amended by adding the following at the end thereof:

          All funds used to purchase the securities of the Company held by the Funds described in this Schedule 13D, as amended, have come directly from the assets of the Funds. See Item 5, as amended, for further information.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          This Item 5 is hereby amended and restated to read in its entirety as follows:

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q for the period ended June 30, 2008, as filed with the Securities and Exchange Commission on August 4, 2008, there were 31,952,749 Common Shares of the Company issued and outstanding as of July 31, 2008.

          As of August 1, 2008, Opportunity LP held (i) 3,046,707 Common Shares of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), (ii) warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.50 per share, (iii) a 7% senior convertible note ("Note 1"), in the aggregate principal amount of $75,000, which is convertible into 214,285 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (iv) warrants ("Warrant 1") to purchase up to 150,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. As of August 1, 2008, Opportunity Ltd held (i) 6,489,414 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, (ii) warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.50 per share, (iii) a 7% senior convertible note ("Note 2"), in the aggregate principal amount of $175,000, which is convertible into 500,000 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (iv) warrants ("Warrant 2") to purchase up to 350,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. As of August 1, 2008, JV Partners held (i) 1,023,731 Common Shares of the Company, (ii) warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share, (iii) a 7% senior convertible note ("Note 3", together with Note 1 and Note 2, the "Notes"), in the aggregate principal amount of $250,000, which is convertible into 714,285 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and (iv) warrants ("Warrant 3", together with Warrant 1 and Warrant 2, the "Warrants") to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments.

          On August 1, 2008, the Company entered into a Securities Purchase Agreement (the "SPA") with the Funds, pursuant to which, upon the satisfaction of certain conditions, the Funds agreed to purchase for an aggregate purchase price of $1,000,000, on the date of the SPA and at four subsequent monthly closings (the "Additional Closings"), units comprised of 7% senior convertible notes and warrants to purchase Common Shares from the Company, and pursuant to which the Funds were given the option to purchase up to an additional $4,000,000 of units.

          On August 1, 2008, the Company sold and issued to the Funds under the SPA an aggregate of 500 units ("Units"), collectively comprised of (i) the Notes in the aggregate principal amount of $500,000, and (ii) the Warrants, which entitle the holders of the Warrants to purchase in the aggregate up to 1,000,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments. Each Unit consists of $1,000 in principal amount of 7% senior convertible notes and warrants to purchase up to 2,000 Common Shares of the Company at a purchase price of $1,000 per Unit. The Notes are convertible into Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, or up to approximately 1,428,570 Common Shares of the Company upon the conversion of all $500,000 in principal amount of the Notes. The Notes permit the Company, at its sole option, to pay interest in cash or in Common Shares of the Company. The Notes and the Warrants each contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

          Further, pursuant to the SPA, the Company agreed to sell and issue to the Funds over the four-month period following the issuance of the Units, upon the satisfaction of certain conditions, an additional 500 Units in the aggregate (the "Additional Units") at the Additional Closings, comprised of (i) $75,000 in aggregate principal amount of 7% senior convertible notes (collectively, "Note 4"), which is convertible into approximately 214,285 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and warrants (collectively, "Warrant 4") to purchase up to 150,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, to be issued to Opportunity LP, (ii) $175,000 in aggregate principal amount of 7% senior convertible notes (collectively, "Note 5"), which is convertible into 500,000 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, and warrants (collectively, "Warrant 5") to purchase up to 350,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, to be issued to Opportunity Ltd, and (iii) $250,000 in aggregate principal amount of 7% senior convertible notes (collectively, "Note 6", together with Note 4 and Note 5, the "Additional Notes") which is convertible into approximately 714,285 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, which conversion price is subject to certain adjustments, and warrants (collectively, "Warrant 6", together with Warrant 4 and Warrant 5, the "Additional Warrants") to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, to be issued to JV Partners. Each Additional Unit consists of $1,000 in principal amount of 7% senior convertible notes and warrants to purchase up to 2,000 Common Shares of the Company at a purchase price of $1,000 per Additional Unit. The Additional Notes each permit the Company, at its sole option, to pay interest in cash or in Common Shares of the Company. The Additional Notes and the Additional Warrants each contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

          Additionally, pursuant to the SPA, the Funds (and one or more additional accredited investors) have the option to purchase up to an additional 4,000 units in one or more closings (each, an "Election Closing") at their sole option at any time on or before February 1, 2010. The additional units sold at an Election Closing also would be sold by the Company at a purchase price of $1,000 per unit and would be issued on the same terms as the other units sold pursuant to the SPA, except that the initial conversion price of the 7% senior convertible notes issued in an Election Closing would equal the volume weighted average closing sale price for the Common Shares of the Company for the sixty
(60) consecutive trading day period ending on the trading day immediately preceding such Election Closing, provided that such initial conversion price may not be less than $0.20 per share or greater than $0.75 per share, in each case subject to adjustment pursuant to the terms of the 7% senior convertible notes. The 7% senior convertible notes and warrants to purchase Common Shares of the Company in an Election Closing would contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition could not be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

          As of August 1, 2008, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company referenced above. As of August 1, 2008, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of those shares.

          Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David
C. Cavalier, the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. Opportunity LP and Opportunity Ltd, together, hold a majority of the membership interests in Goodnow and, as such, Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 17,239,803 Common Shares of the Company, or 50.6% of the Common Shares of the Company deemed issued and outstanding as of August 1, 2008.

          None of the persons referenced in Item 2 traded securities of the Company during the sixty (60) day period on or prior to August 1, 2008 except for those securities purchased pursuant to the SPA as described above.

          This Schedule 13D Amendment No. 14 includes warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.50 per share held by Opportunity LP and warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.50 per share held by Opportunity Ltd in the Percent of Class (represented by the beneficial ownership set forth on the cover page). Such securities were described in prior amendments to this Schedule 13D but not included in the Percent of Class (represented by the beneficial ownership set forth on the cover page).



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby further amended by adding the following at the end thereof:

          As described in Item 5 above, on August 1, 2008, the Company entered into the SPA with the Funds. The description of the SPA in Item 5 above and this
Item 6 is subject to, and qualified in its entirety by, the full text of the SPA, a copy of which is incorporated by reference to this Schedule 13D Amendment No. 14 as an exhibit pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby further amended by adding the following at the end thereof:

          1. Securities Purchase Agreement, dated as of August 1, 2008, by and among the Company and the Funds, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated August 1, 2008, filed by the Company with the Securities and Exchange Commission on August 1, 2008.

          2. Form of Senior  Convertible  Note,  incorporated  by  reference  to
Exhibit 10.2 to the Current Report on Form 8-K, dated August 1, 2008, filed by the Company with the Securities and Exchange Commission on August 1, 2008.

          3. Form of Warrant, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, dated August 1, 2008, filed by the Company with the Securities and Exchange Commission on August 1, 2008.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 15, 2008                       XMARK OPPORTUNITY PARTNERS, LLC
                                      By:  XMARK CAPITAL PARTNERS, LLC
                                           its Managing Member

                                      By:  /s/ Mitchell D. Kaye
                                           -------------------------------------
                                          Name:  Mitchell D. Kaye
                                          Title: Chief Executive Officer



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).